May 24, 2019

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Heather Clark
Ms. Claire Erlanger

Re:	Covenant Transportation Group, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2018
Form 8-K furnished March 19, 2019
Form 8-K furnished April 25, 2019
File No. 000-24960

Dear Mses. Clark and Erlanger:

This letter responds to your letter dated May 13, 2019, in which you set forth comments of the United States Securities and Exchange Commission (the “Commission”), Division of Corporation Finance’s staff (the “Staff”) relating to the financial statements and related disclosures included in the Form 10-K for the year ended December 31, 2018, the Form 8-K furnished March 19, 2019, and the Form 8-K furnished April 25, 2019.  For ease of reference, we have reproduced the Staff’s comments in their entirety.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations Executive Overview, page 37

1.
We note your presentation of “aggregate lease adjusted indebtedness.” The measure appears to represent a non-GAAP measure defined by and subject to the provisions of Regulation G and Item 10(e) of Regulation S-K. In this regard, please revise to include the following disclosures:

•	Clearly label the measure as non-GAAP and present the most directly comparable GAAP measure with equal or greater prominence per Item 10(e)(i)(A) of Regulation S-K;
•	Provide a reconciliation to the most directly comparable GAAP measure according to Item 10(e)(i)(B) of Regulation S-K; and
•	Disclose the usefulness to investors and management’s use of the measure pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
May 24, 2019

Response:

We have historically disclosed aggregate lease adjusted indebtedness as a way for the users of the financial statements to understand the full extent of liabilities incurred to finance our property and equipment, especially in light of the forward looking adoption of ASC 842.
We acknowledge the Staff’s comment and undertake that in future filings, if we present aggregate lease adjusted indebtedness, we will: clearly label the measure as non-GAAP and present the most directly comparable GAAP measure with equal or greater prominence per Item 10(e)(i)(A) of Regulation S-K; provide a reconciliation to the most directly comparable GAAP measure according to Item 10(e)(i)(B) of Regulation S-K; and disclose the usefulness to investors and management’s use of the measure pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Liquidity and Capital Resources, page 47

2.
We note your disclosure in the second paragraph that you had $3.9 million of borrowings outstanding at December 31, 2018. However, we further note that your indebtedness totaled approximately $236 million at December 31, 2018 per note 6 to your financial statements. To balance the disclosure, please revise your liquidity discussion on page 47 to present not only your borrowings under the Credit Facility, but your revenue equipment notes, real estate notes, notes payable, and capital lease obligations since both impact your liquidity.

Response:

We acknowledge the Staff’s comment and undertake that in future filings we will consider the balance of our disclosure regarding indebtedness in our liquidity discussion, including the presentation of material notes and other material obligations, in addition to borrowings under the Credit Facility.

3.
Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements. Refer to Item 303(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and undertake that in future filings on Form 10-K our discussion of cash flows from operating, investing and financing activities will cover the three years presented in our financial statements or, if discussion of the earliest of the three years is omitted, we will include a statement that identifies the location in the prior filing where the omitted discussion may be found.

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
May 24, 2019

Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Revenue Recognition, page 73

4.
We note your disclosure that revenue, drivers’ wages and other direct operating expenses generated by your Truckload reportable segment are recognized proportionally as the transportation service is performed based on the percentage of miles completed as of the period end. Please explain to us why you believe it is appropriate to recognize expenses such as drivers’ wages and other direct operating expenses proportionally rather than as incurred.

Response:

Drivers’ wages and other direct operating expenses are recognized as incurred. We undertake that in future filings we will simplify our disclosure to more clearly articulate the policy as follows:

“We recognize revenue from customer contracts based on relative transit time in each reporting period and as other performance obligations are provided, with related expenses, such as drivers’ wages and other direct operating expenses, recognized as incurred.”

5.
We also note that revenue includes transportation revenue, fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services. Please explain to us the nature of the performance obligations in your contracts. If these additional activities represent separate performance obligations, please tell us and revise to disclose how you allocate transaction price to each separate performance obligation. Please refer to ASC 606-10-50-17 and 20. Also, please revise to disclose the nature of significant payment terms. See ASC 606-10-50-12.

Response:

In our customer contracts, we promise to provide transportation services by transporting customer materials from one destination to another. We incur costs to fulfill this transportation service that will vary based on a number of factors, for example: the length of the route, location of pick-up and drop-off, time the truck is detained, highway tolls, loading and unloading, and the need for other accessorials such as pallets. These costs and the use of accessorials are inputs to deliver the promised transportation service to the customer. They do not provide the customer with incremental benefit beyond the promised transportation service which represents a single performance obligation.

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
May 24, 2019

We price our transport services based on the factors and costs specific to each transport service. The requirements of each service are generally separately priced in the customer contract to ensure all of the costs associated with the transport service are reflected in the price charged to the customer.
Additionally, customers are generally billed either upon shipment of the freight or monthly, and remit payment according to approved payment terms.
4. Property and Equipment, page 81

6.
Please provide a rollforward of your property and equipment balance from December 31, 2017 to December 31, 2018. In this regard, we note from your statement of cash flows and Note 15 that you acquired property and equipment in the Landair Holdings acquisition and through your normal capital purchases, as well as disposed of a significant amount of property and equipment, yet your overall balance from 2017 to 2018 has decreased. It would be helpful to provide detail of the activity in the gross amounts and accumulated depreciation during the year. Please revise accordingly.

Response:

The detail of the activity in the gross amounts and accumulated depreciation of our property and equipment is as follows:

(in thousands)
12/31/2017	Gross property and equipment	$ 650,988
	Acquisitions of property and equipment	$ 94,780
	Landair acquisition of property and equipment	$ 26,292
	Disposition of assets	$ (133,290)
12/31/2018	Gross property and equipment	$ 638,770

12/31/2017	Accumulated depreciation and amortization	$ 186,916
	Disposition of assets	$ (73,095)
	Current period depreciation and amortization	$ 74,354
12/31/2018	Accumulated depreciation and amortization	$ 188,175

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
May 24, 2019

We believe the components of the rollforward above can be referenced in our financial statements.  The Company incurred approximately $1.2 million in costs to dispose of assets in the year.

15. Acquisition of Landair Holdings, Inc., page 89

7.
We refer to your statement on page 90 that the pro forma financial information includes additional interest expense as a result of financing obtained for the Landair acquisition. Given that your bank borrowings actually decreased from 2017 to 2018, please provide further details on the nature of the borrowings that financed the acquisition.

Response:

We used cash on hand of approximately $50.0 million and borrowed the remaining $56.7 million for a total purchase price of $106.7 million.  Without the acquisition, we would have used the cash on hand to pay off existing debt.  As such, we applied the interest rate for the debt used to finance the transaction to the full purchase price to arrive at the additional interest expense that resulted from the acquisition, given that none of the interest expense would have been incurred without the acquisition, even though a portion of the acquisition was paid with cash on hand.

Form 8-K furnished March 19, 2019

Exhibit 99.1, page 1

8.
We refer to your statement by your CEO that states the expected adjusted net income for the first quarter of 2019. As adjusted net income is a non-GAAP measure, please also disclose GAAP net income and include a reconciliation to the most directly comparable GAAP measure in accordance with Regulation G. In addition, as Item 10(b) of Regulation S-K states that the typical financial items for projections of importance to investors are revenues, net income (loss), and earnings (loss) per share, please balance your discussion of expected adjusted net income to include some or all of these GAAP measures.

Response:

We acknowledge the Staff’s comment and undertake that in future press releases, if we disclose a projection of a non-GAAP measure, we will also disclose the most directly comparable GAAP measure and include a reconciliation to the most directly comparable GAAP measure in accordance with Regulation G. In addition, we undertake that in future earnings releases, if we disclose a projection of a financial measure, we will consider the balance of the information presented in light of the typical financial items for projections of importance to investors in Item 10(b) of Regulation S-K.

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
May 24, 2019

Form 8-K furnished April 25, 2019

Exhibit 99.1, page 1

9.
We note your presentation of non-GAAP measures and the corresponding reconciliations to the most directly comparable GAAP measures on the last page of your exhibit. Please revise to also include a discussion of why the measures are useful to investors as well as the purposes for which management uses the non-GAAP measures in accordance with Item 10(e)(1)(i)(C) and (D) of Regulation S-K. See also Instruction 2 to Item 2.02 of Form 8-K.

Response:

We acknowledge the Staff’s comment and undertake that in future press releases, if we disclose any non-GAAP measures, we will  include a discussion of why the disclosed non-GAAP measures are useful to investors as well as the purpose for which management uses the non-GAAP measures in accordance with Item 10(e)(1)(i)(C) and (D) of Regulation S-K, in addition to the other disclosures required by Item 10(e) of Regulation S-K.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (423) 463-3331.

Sincerely,

/s/ Richard B. Cribbs
Richard B. Cribbs
Executive Vice President and Chief Financial Officer

c:	Mr. Robert Bosworth, Audit Committee Chairperson
Mr. James Powell, KPMG LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.